December 1, 2015

Via EDGAR

Mr. Carlos Pacho

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N. E.

Washington D. C. 20549

United States of America

Re:	KongZhong Corporation
Annual Report on Form 20-F for the Fiscal Year
ended December 31, 2014 filed on April 16, 2015 (File No. 000-50826)

Dear Mr. Pacho:

This letter is in response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 16, 2015, relating to the Annual Report on Form 20-F of KongZhong Corporation (the “Company”) for the fiscal year ended December 31, 2014 (the “2014 Form 20-F”), which was filed with the Commission on April 16, 2015.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the comments are set forth below. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2014 Form 20-F. The Company is also submitting a copy of this letter as “correspondence” via EDGAR.

Financial Statements

Notes to Consolidated Financial Statements For the Years Ended December 31, 2012, 2013 and 2014

13. Acquired Intangible Assets, Net, page F-37

1.	We note your response to comment 1. Please tell us if you are continuing or have abandoned your efforts to launch the Hawken game. If you are continuing your efforts to launch the Hawken game, tell us why you are continuing your efforts to launch the Hawken game; why you concluded that the warrant will be forfeited and not exercisable in the future; and the factors you considered in concluding that the successful launch of such game is highly uncertain. In addition, tell us if you have conducted trial launches of the Hawken game and if so, why you were not obligated to pay the remaining installment to the third party game developer.

Response

The Company respectfully advises the Staff that the Company has abandoned its efforts to launch the Hawken game (the “Game”) in the third quarter of 2014. Furthermore, the Company only conducted certain internal testing but has neither conducted any closed beta testing nor subsequent trial launches of the Game.

In August 2012, the Company and Meteor Entertainment, Inc. (“Meteor”) entered into an exclusive publishing and distribution agreement (the “Agreement”) for the Game. Under the terms of the Agreement, Meteor is solely responsible for all development, ad-integration, debugging and quality assurance of the Game prior to and after the launch to the general public in the mainland China. During the developmental process of the Game, the prototype version of the Game delivered by Meteor failed in the Company's internal testing, and there was lack of support from Meteor to provide necessary amendments and updates to the Game. Consequently, the localization of the Game was significantly delayed and the Game never suited local market requirements for trial launches. The Company also became aware of certain financial resource issues at Meteor and expected no further support would be forthcoming from Meteor in the Game's development. Meteor was subsequently dissolved in August 2014 and the Company abandoned all efforts to launch the Game.

Under the terms of the warrant, the warrant would be exercisable within one year after the launch of the Game to the general public in the mainland China. In view of the circumstances mentioned above, the Company concluded that such warrant would be forfeited and not exercisable in the future.

* * * * * * * *

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your time. Please feel free to contact William Chua of Sullivan & Cromwell (tel: (+852) 2826-8632; fax: (+852) 2826-1773; e-mail: chuaw@sullcrom.com), or the undersigned by telephone at (+86-10) 8857-6000 (ext. 6388) or by e-mail at jaychang@kongzhong.com, with any questions you may have.

Sincerely,

/s/ Jay Chang
Jay Chang
Chief Financial Officer

cc:	Ms. Christie Wong
Mr. Dean Suehiro
Mr. Robert S. Littlepage
(Securities and Exchange Commission)

Mr. Leilei Wang, Chief Executive Officer
(KongZhong Corporation)

Mr. Deric Chiu
(Deloitte Touche Tohmatsu Certified Public Accountants LLP)

William Y. Chua, Esq.
Yeqing Zheng, Esq.
Cheng Guo, Esq.
(Sullivan & Cromwell)